UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE l3D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*



                        Sanders Morris Harris Group Inc.
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                                (Name of Issuer)

                     Common stock, $0.01 par value per share
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                         (Title of Class of Securities)

                                    80000Q104
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                                 (CUSIP Number)
                                                     with a copy to:
       Mr. Philip C. Timon                           Robert G. Minion, Esq.
       Endowment Capital Group, LLC                  Lowenstein Sandler PC
       1105 North Market Street, 15th Floor          65 Livingston Avenue
       Wilmington, DE 19801                          Roseland, New Jersey  07068
       (302) 472-8000                                (973) 597-2424
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                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 30, 2007
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.  80000Q104
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  1)   Names of  Reporting Persons.  I.R.S. Identification Nos. of above persons
       (entities only):

                               Mr. Philip C. Timon
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  2)   Check the Appropriate Box  if a Member of a Group  (See Instructions):
             (a)
             (b)

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  3)   SEC Use Only

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  4)   Source of Funds (See Instructions):    WC

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  5)   Check if  Disclosure of  Legal Proceedings Is  Required Pursuant to Items
       2(d) or 2(e):
                        Not Applicable
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  6)   Citizenship or Place of Organization:     United States

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        Number of                        7) Sole Voting Power:        1,807,192*
                                            ------------------------------------
        Shares Beneficially              8) Shared Voting Power:              0
                                            ------------------------------------
        Owned by
        Each Reporting                   9) Sole Dispositive Power:   1,807,192*
                                            ------------------------------------
        Person With                     10) Shared Dispositive Power:         0
                                            ------------------------------------
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  11)  Aggregate Amount Beneficially Owned by Each Reporting Person:  1,807,192*

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  12)  Check if the  Aggregate Amount in Row (11)  Excludes Certain Shares  (See
       Instructions):             Not Applicable
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  13)  Percent of Class Represented by Amount in Row (11):      7.4%*

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  14)  Type of Reporting Person (See Instructions):     IN

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*As of January 30, 2007 (the "Reporting  Date"),  Endowment  Capital,  L.P., and
Long Drive, L.P., each a Delaware limited partnership (collectively, the "Limited Partnerships"), own in the aggregate 1,807,192 shares of the common stock, $0.01 par value per share (the "Shares"), of Sanders Morris Harris Group, Inc., a Texas corporation (the "Company"). Endowment Capital Group, LLC, a Delaware limited liability company ("Endowment, LLC"), is the sole general partner of each of the Limited Partnerships. Mr. Philip C. Timon is the sole managing member of Endowment, LLC. As a result, Mr. Timon possesses the sole power to vote and the sole power to direct the disposition of the Shares held by the Limited Partnerships. Thus, as of the Reporting Date, for the purposes of Reg. Section 240.13d-3, Mr. Timon is deemed to beneficially own 1,807,192 Shares, or approximately 7.4% of the Shares deemed issued and outstanding as of the Reporting Date. Mr. Timon's interest in the Shares is limited to his pecuniary interest, if any, in the Limited Partnerships.

Item 4.   Purpose of Transaction.
          ----------------------

          Item 4 is hereby amended by deleting the third paragraph thereof and replacing it with the following:

          Mr. Timon is not presently engaged in plans or contemplating proposals involving any of the actions described in Item 4(b) through (j) of Schedule 13D's general instructions. However, in addition to the actions set forth in
Item 4 of this Schedule 13D, as amended, Mr. Timon may determine to engage in such plans or make such proposals involving any such items in the future.


          Item 4 is hereby amended by adding the following after the last paragraph thereof:

          As of January 30, 2007, Mr. Stone is no longer a member of Endowment LLC.


Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Item 5 is hereby amended and restated in its entirety as follows:

          Based upon the information set forth in the Company's Form S-3 as filed with the Securities and Exchange Commission on February 7, 2007, there were 24,534,021 Shares issued and outstanding as of December 31, 2006. As of January 30, 2006 (the "Reporting Date"), the Limited Partnerships owned, in the aggregate, 1,807,192 Shares. As a result, Mr. Timon possesses the sole power to vote and the sole power to direct the disposition of 1,807,192 Shares held by the Limited Partnerships as of the Reporting Date. Thus, as of the Reporting Date, for purposes of Reg. Section 240.13d-3, Mr. Timon is deemed to beneficially own 1,807,192 Shares, or approximately 7.4% of the Shares deemed issued and outstanding as of the Reporting Date.

          Mr. Timon's interest in the Shares is limited to his pecuniary interest, if any, in the Limited Partnerships.

          There were no transactions, during the sixty (60) days prior to the Reporting Date in Shares, or securities convertible into, exercisable for, or exchangeable for Shares, by Mr. Timon or any person or entity controlled by him or any person or entity for which Mr. Timon possesses voting or investment control over the securities thereof.

                                    Signature

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          February 8, 2007


                                          /s/ Philip C. Timon
                                          --------------------------------------
                                          Philip C.  Timon,  in his  capacity as
                                          sole  managing  member  of  Endownment
                                          Capital  Group,  LLC, the sole general
                                          partner of  Endownment  Capital,  L.P.
                                          and Long Drive, L.P.



      Attention: Intentional misstatements or omissions of fact constitute
                Federal criminal violations (See 18 U.S.C. 1001).